INVEST IN **CADENZO**

Ready to bring live entertainment booking out of the dark ages? So are we.



cadenzo.io   Tulsa OK

Technology Entertainment Music Saas App

Highlights

1. 📈Waitlist of 250 artists and 50 venues

2. 💰$102,000 in non-dilutive capital

3. 👀Booked 20 shows in first 3 months before platform was even built

4. 📚Slauson/Grid 110 Friends and Family Accelerator participant

5. 💪ACT Tulsa Accelerator alumni

6. 💸$1B Total Addressable Market

Our Team



Marc LaManque CEO & Co-Founder

🎸As the musician of the group, Marc brings big ideas, energy, and a creative approach to the team. But don't let his playfulness fool you, he helped launch Oklahoma's largest Tech Incubator 6 months out of college.



🎸As the musician of the group, Marc brings big ideas, energy, and a creative approach to the team. But don't let his playfulness fool you, he helped launch Oklahoma's largest Tech Incubator 6 months out of college.



Andres Gonzalez COO & Co-Founder

🎯Andres is the business architect of the team. Give him an idea and he will map out every detail of how to accomplish it in a matter of hours. And he will make it happen. No wonder he helped launch 16 CPG products at Public Goods in 2 months.



Troy Smith CTO & Co-Founder

💻Troy is Cadenzo's techie. To put it lightly: there is nothing he can't build. He has worked as an engineer for NASA, Github, and as a full-stack software engineer at Hubspot.

LEAD INVESTOR

**Elizabeth Wuller** Executive Director, Holberton Tulsa

One of my favorite selling points for living in Tulsa, Oklahoma is that every night of the week there is live music at countless venues and bars in the city. These institutions are part of the very fabric of Tulsa - from historic Caine's Ballroom to my local watering-hole, the Mercury Lounge. And Tulsa's story is one that mirrors countless others across the U.S. However the pandemic highlighted how fragile the ecosystem around the music industry is and how much effort is required for these businesses to keep their doors open, even after just a few cancelations or weeks closed. As we look to rediscover live events and our favorite dive-bars, I believe the industry is ripe for change. Especially change that supports your neighborhood musicians and business owners. Cadenzo has a clear vision for building tools to better support and connect your favorite artists and venues to each other, enabling them to have the same stability and resources often only afforded to large-scale concert venues and arenas (at a fraction of the cost). With 7 million artists and an estimated 200,000 venues to serve, Cadenzo has the power to making live entertainment more accessible and also more stable for the music-enthusiasts like me to continue to enjoy. Not only does Cadenzo have a compelling product and go to market strategy, but they have the right team in place to make it happen. I'm proud to invest in this team as much as I am in their product.

Invested $4,000 this round

Learn about Lead Investors

Our Deck



cadenzo
A home for every show

Introducing Cadenzo: we make booking shows easy, fast, and fair.



cadenzo
Cadenzo is a marketplace that allows local artists and venues to book better shows faster. Our tech handles the hassles and logistics of booking shows so artists and venues can spend less time booking shows and more time building a business.

The Problem
7 million
200,000
24
15
78
33
9

Venues and artists desperately need a tool to free up their time.

Your favorite local venues and artists across the US are spending 30+ hours a month booking their shows. Why? Because they have never been given a tool to operationalize their booking. Instead, they are stuck piecing together tools like texting, email, and excel to manually book their shows, manage payments, and communicate with one another.



Our Solution


7 million
200,000

We bring booking into the 21st Century.

Cadenzo allows artists to become their own, efficient booking agents while providing venues with the tools to streamline the logistics of planning and managing their shows.

Less time booking means more time for artists and venues to build a business. Artists, go record that new single! Venues, run that marketing campaign to sell out your shows!


The Tech

With Cadenzo, venues and artists can book a show in just a few clicks.

We turn booking a show from a string of 17 emails over a month (true story) to just a few clicks with our robust profiles, availability calendars, simple searching / filtering, and a chat portal that brings all booking communication to one location.


Our Team
Marc LaManque
CEO & Co-Founder
Andres Gonzalez
COO & Co-Founder
Troy Smith
CTO & Co-Founder

Customer Driven Founders

We are all graduates of the University of Oklahoma where we first began working together. Since then, we have participated in 3 accelerators where we have grown as founders and become obsessed with solving our customer's problems.

Here are our super powers:

Marc: selling Cadenzo, recruiting and culture building, ideation, crisis management.

Andres: execution, dealing with the details, staying calm, receiving and implementing feedback.

Troy: building without limits, learning quickly, persuasion, ensuring a great time.





Disruption from the bottom up

We are hyper focused on small, local venues and artists. Helping this market will allow us to grow into bigger venues and bigger artists across the country and globe.



Progress that means something

We've tripled our waitlist of artists in just 3 months. In January of 2022, we plan to launch Beta and onboard our waitlist. Q2-Q4 will focus on 10-xing our users with a market by market approach using artists as micro-influencers and hosting launch parties for new venues.

Competition

	Marketplace for artists AND venues	Focused on established music venues	Self Service Platform	Can book a show in 1 minute
Booking Agents	✕	✓	✕	✕
SideDoor	✓	✕	✓	✕
Gigfinesse	✕	✓	✕	✕
Cadenzo	✓	✓	✓	✓

There's no question about it: we do booking better.

What's a Cadenzo?

"Cadenzo" is derived from an Italian word that indicates the end of a musical phrase and the start of a new one.

Help create this new phrase in live entertainment



What's in a name? Our Vision and Purpose.

To amplify culture and creativity by making live entertainment more accessible. We are so excited for you to join us as we create this new phrase in live entertainment!

Have questions? Feel free to book time with Marc here.